A14 11/6/2002

02053645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 47871

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING OCT 30 2002 WASH, D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/01 (MM/DD/YY) AND ENDING 08/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FirstEnergy Capital (USA) Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600, 333 - 7th Avenue S.W.
(No. and Street)

Calgary (City) Alberta, Canada (State) T2P 2Z1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret H. Gal (403) 262-0600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

3100, 111 - 5th Avenue S.W. (Address) Calgary, Alberta (City) Canada (State) T2P 5L3 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 08 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret H. Gal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FirstEnergy Capital (USA) Corp., as of August 31, 2002, ~~19~~___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Margaret H. Gal
Signature

Chief Financial Officer
Title

Ruby F. Wallis Notary Expires Dec 31/03
Notary Public
Ruby F. Wallis

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FirstEnergy Capital (USA) Corp.

Statement of Financial Condition
August 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

October 11, 2002

Report of Independent Accountants

To the Board of Directors and Shareholder of
FirstEnergy Capital (USA) Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of **FirstEnergy Capital (USA) Corp.** as at August 31, 2002 in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit of this statement in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Chartered Accountants

FirstEnergy Capital (USA) Corp.
Statement of Financial Condition
August 31, 2002
US Dollars

Assets

Cash	$	127,133
Investment in Canadian government T-bill, at market		648,616
Receivable from customers		22,550
Due from parent		9,899
Investment in NASDAQ		70,600
	$	878,798

Liabilities

Payable to broker-dealers	$	22,550
Subordinated loan from parent (Note 4)		360,000
		382,550

Shareholder's Equity

Contributed surplus		408,066
Share capital (Note 5)		157,500
Deficit		(69,318)
		496,248
	$	878,798

Statement of Financial Condition

The Statement of Financial Condition of FirstEnergy Capital (USA) Corp. is available for examination at its head office at 1600, 333 - 7th Avenue S.W., Calgary, Alberta, Canada and at the Pacific Regional Office of the Securities and Exchange Commission in Los Angeles, California.

The accompanying notes are an integral part of this Statement of Financial Condition.

FirstEnergy Capital (USA) Corp.
Notes to Statement of Financial Condition
August 31, 2002
US Dollars

1. Organization

FirstEnergy Capital (USA) Corp. is a wholly-owned subsidiary of FirstEnergy Capital Corp., a broker-dealer operating in Canada. It is registered with the Securities and Exchange Commission as a broker-dealer in the United States, pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is registered with the National Association of Securities Dealers, Inc. The Company's principal business is securities brokerage and trading in Canadian equity securities with institutional investors in the United States.

2. Significant Accounting Policies

Securities Transactions

Transactions in securities and related revenues and expenses are recorded on a trade date basis. Transactions executed as agents for customers are not reflected in the statement of financial condition unless the transaction fails to settle on the contracted settlement date. Commission income and related expenses for executing securities transactions are recorded on a trade date basis.

Marketable securities are valued at market value.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party

Under an agreement dated October 11, 1995, FirstEnergy Capital Corp. provides securities trading, clearing and settlement and other administrative services in exchange for a monthly management fee.

4. Subordinated Loan

The subordinated loan of $360,000 is unsecured and bears interest at $2,000 per month. It may only be repaid with the approval of NASD Regulation, Inc., subject to the adequacy of the net capital of the Firm, in any case not before June 15, 2004.

5. Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

The issued share capital of the Company consists of 178,125 fully paid Common shares.

6. Net Capital

At August 31, 2002, the Company had net capital of $775,622, pursuant to SEC Rule 15c3-1. Its minimum capital requirement was $250,000, leaving excess net capital of $525,622.

7. Financial Instruments with Off Balance Sheet Risk and Concentration of Credit Risk

The Company's transactions are collateralized and executed primarily on behalf of financial institutions including banks, other brokers and dealers, commercial insurance companies, pension plans and investment companies. If either a customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party and, in such circumstances, the Company may sustain a loss. The Company does not anticipate nonperformance by customers and counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis and has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

October 11, 2002

Report on Internal Control Required by SEC Rule 17a-5

For a Broker – Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors of
FirstEnergy Capital (USA) Corp.

In planning and performing our audit of the financial statements and supplemental schedules of **FirstEnergy Capital (USA) Corp.** (the "Company") for the year ended August 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; or (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2002, to meet the Commission's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commissions, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

PricewaterhouseCoopers LLP

Chartered Accountants